Asia Equity Exchange Group, Inc.

Unit B, 5/F, CKK Commercial Centre

289 Hennessy Road, Wanchai, Hong Kong

Jamie Kessel, Staff Accountant

United States Securities and Exchange Commission,

100 F Street, NE

Washington, DC 20549

July 20, 2016

Re:	Asia Equity Exchange Group, Inc.
Amendment No. 2 to Form 8-K
Filed July 11, 2016
File No. 333-192272

Dear Ms. Kessel,

On behalf of Asia Equity Exchange Group, Inc. (the “Company”), I hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 11, 2016 with respect to the above-referenced Amendment No. 2 to Current Report on Form 8-K filed on July 1, 2016 (the “Form 8-K/A”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Government Regulations, page 14

1.	We note that in the first sentence of your disclosure under “Government Regulations” you state that there are currently no government regulations regarding your type of services in China. However, we note disclosure in the risk factor on page 27 that “[t]he [Chinese] government controls all financial institutions, including equity financing” and “[i]nterference by the government could seriously damage or terminate the Company.” We also note that in response to our prior comment 3 you cite certain Chinese regulations that apply to the company and its subsidiary, Yin Guotai, at page 16. Please describe these controls and regulations in more detail, explaining what aspects of your business are or may be affected by them and how.

COMPANY RESPONSE: We conduct our business operations in China through our China-based operating subsidiary, Yinfu Guotai. As we disclosed on page 27, Yinfu Guotai is a consulting firm, not a financial institution. It provides our clients training courses as well as management and business consulting services to help our clients attract individual investors and investment institutions worldwide. We provide listing assistance services and information relating to equity investment to our clients but we do not provide loans or equity financing to our clients. As a result, we are not subject to government regulations on financial institutions or equity financing in China. To avoid confusion, we have removed the risk factor on page 27 stating that “[t]he [Chinese] government controls all financial institutions, including equity financing” and “[i]nterference by the government could seriously damage or terminate the Company” as we are not subject to this material risk. However, as a foreign-invested company in China, Yinfu Guotai is subject to government regulations on foreign investment and business operation. Specifically, according to Article 14 of Law of the People’s Republic on Foreign-capital Enterprises, all foreign-invested enterprises should establish account books, conduct independent accounting, submit accounting reports and statements as required and accept supervision by the financial and tax authorities. If an enterprise with foreign capital refuses to maintain account books in China, the financial and tax authorities may impose a fine on it, and the industry and commerce administration authorities may order it to suspend operations or may revoke its business license. In addition, China adopted a new Labor Contract Law, effective on January 1, 2008, and issued its implementation rules, effective on September 18, 2008. The Labor Contract Law and related rules and regulations impose more stringent requirements on our Chinese subsidiaries with regard to, among others, minimum wages, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Furthermore, pursuant to company law of China, our Chinese subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with accounting standards and regulations of China to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. We have revised our disclosures in the Form 8-K accordingly.

Management’s Discussion and Analysis of Financial Condition and Results Of Operations

Results of Operations, page 32

2.	In response to our prior comment 5, you added disclosure that “[t]he Chinese government has no special fund reservation requirement for foreign-owned entities.” This appears to contradict the note to the audited financial statements of Asian Equity Exchange Group Co., Ltd. entitled “Note 10 – Reserve Fund” included in Exhibit 99.1. Please explain this discrepancy.

COMPANY RESPONSE: Chinese laws and regulations have the same fund reservation requirement for both domestic and foreign-invested companies. According to Company Law of China, a company shall allocate at least 10% of their annual after-tax profits determined in accordance with accounting standards and regulations of China to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. These reserves are not distributable as cash dividends. To avoid confusion, we have revised our disclosures on page 32 accordingly to make them consistent with Note 10 of the financial statements.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Qixiang Sun at (202)-663-8349, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

/s/ Liu Jun
Liu Jun, President
Asia Equity Exchange Group, Inc.